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Confidential                                           GPC Biotech AG
                                                       Postfach 1455
                                                       82143 Planegg
                                                       Germany

                                                       Fraunhoferstrasse 20
                                                       82152 Martinsried/Munchen
                                                       Germany


                                 GPC Biotech AG
                               Martinsried/Planegg


                     Convertible Bonds Terms and Conditions


 for Managers of the Company and Management Bodies and Managers of Second-Tier
     Domestic and Foreign Affiliated Enterprises as well as for Consultants


              (Resolution of the General Meeting of June 11, 2002)




                                    Preamble


The General Meeting of GPC Biotech AG (hereinafter "the Company" or "GPC") resolved on June 11, 2002 to implement a program for the issuance of convertible bonds, nominal value (euro) 1,00 per convertible bond (the "Convertible Bonds") to managers of the Company and management bodies and managers of second-tier domestic and foreign affiliated enterprises as well as to consultants (hereinafter the "Allottees").

The terms and conditions of the program for the issuance of Convertible Bonds are as follows:



                                      ss. 1
                                Convertible Bonds


(1) The Allottees receive registered conversion privileges which comprise the right to purchase ordinary no-par value bearer Shares (the "Shares") of the Company in the number listed in the offer letter or in the convertible bond certificate, subject



GPC Biotech AG                                                       Vorstand:

Amtsgericht Munchen HRB 119 555                                      Prof. Dr. Bernd Seizinger (Vorsitzender des Vorstands)
USt-1D-Nr.: DE 190 457 435                                           Dr. Elmar Maier,
                                                                     Dr. Sebastian Meier-Ewert,
Deutsche Bank AG, Munchen (BLZ 700 700 10) Konto-Nr. 199 01 18       Dr. Mirko Scherer
Dresdner Bank AG, Munchen (BLZ 700 800 00) Konto-Nr. 300 906 300
HypoVereinsbank AG, Munchen (BLZ 700 202 70) Konto-Nr. 272 66 45     Vorsitzender des Aufsichtsrates:

                                                                     Prof. Dr. Jurgen Drews

         to adjustment pursuant to ss. 9 hereof.

(2) By accepting the offer to purchase the Convertible Bonds, the Allottee shall transfer the total nominal amount of the Convertible Bonds to which he/she is entitled in Euros for unconditional disposition by the Company and without further costs to an account to be specified by the Company.

(3) The Convertible Bonds may be evidenced in several registered global convertible bond certificates. The right to (individual) convertible bond certificates is excluded.

(4) On behalf of the Company, a bonds register entitled "Convertible Bonds" (hereinafter the "Options Register"), in which the Convertible Bonds are registered together with the conversion price (see ss. 8 (1) hereof), the series and number as well as the holder by name, date of birth, residence address and occupation, will be maintained by the exercise agent (see ss. 18 hereof). In addition, the Options Register sets forth in particular the information necessary for determining the period according to ss. 14 (1) hereof (the "Vesting Period").

(5) In relation to the Company, only parties registered as Allottees in the Options Register are qualified as such.



                                      ss. 2
                     Basic Features of the Convertible Bonds


(1) As provided by these terms and conditions, and subject to any adjustment pursuant to ss.ss. 8 and 9 hereof, the Convertible Bonds may be exercised to obtain one Share of the Company for each Convertible Bond upon payment of the conversion price to be specified by the Company in accordance with ss. 8 hereof.

(2) To cover the Convertible Bonds to be issued to the Allottees, the June 11, 2002 General Meeting of the Company created a conditional capital in the amount of up to (euro) 500.000. The Management Board of the Company may choose, in agreement with the Supervisory Board, whether the Shares underlying the Convertible Bonds will be made available from such conditional capital or from a program to repurchase its own Shares, resolved or possibly yet to be resolved by the General Meeting.



                                      ss. 3
                 Interest Rate, Repayment of the Nominal Amount


(1) The Convertible Bonds bear interest at 3.5% per annum starting from the date of their issuance. The interest amounts are due at the end of the respective calendar year. In the event of the cancellation of the conversion privileges pursuant to ss. 14 hereof or of the due exercise of the conversion privileges pursuant to ss. 10 hereof, the interest amounts for the current calendar year are due immediately.

(2)      A right to compound interest does not exist.

(3) The paid-in nominal amount is due for repayment within ten calendar days after lapse of the conversion privileges for whatever reason.



                                      ss. 4
                      Purchasing Periods, Time to Maturity


(1) The Convertible Bonds may be offered to the Allottees for subscription within the last fifteen business days of each calendar month. The date of issuance is the day on which the Management Board has made an offer to the Allottee for subscription of the Convertible Bonds, provided, such offer has been accepted within the subscription period.

(2) The time to maturity of the conversion privileges is ten years from the date of their issuance. ss. 3(3) notwithstanding, the conversion privileges lapse without compensation upon expiration of the time to maturity.

                                      ss. 5
                                 Waiting Period


The Allottees may exercise the conversion privileges at the earliest after the expiration of two years following their issuance pursuant to ss. 4 (1) hereof. In addition, the conversion privileges may only be exercised if, after expiration of the two-year waiting period, the cancellation periods set forth in ss. 14 (1) hereof, as specified by the Company in the offer letter or in the (global) convertible bond certificates, have expired.



                                      ss. 6
                                Exercise Periods


(1) Conversion privileges may not be exercised on or after the day on which the Company announces an offer to its shareholders to subscribe for new Shares or bonds with conversion privileges or option rights attached to them by letter to all shareholders or by a notice published in the (Bundesanzeiger) of the Federal Republic of Germany, until the day on which the Shares are quoted for the first time as "ex subscription rights" on the Neuer Markt of the Frankfurt Stock Exchange.

(2) Notwithstanding ss. 6 (1) hereof, the conversion privileges may only be exercised in the six weeks following publication of the quarterly reports or of the annual financial statement respectively. The conversion privileges may not be exercised from December 24 to December 31 of each calendar year.

(3) The Management Board has the right to impose further restrictions on the exercise periods.



                                      ss. 7
                                Performance Goals


(1) Notwithstanding ss.ss. 4 and 5 hereof, the conversion privileges may only be exercised if the Share price, as determined pursuant to paragraph (3) below, is at least 10% above the conversion price as determined in accordance with ss. 8 hereof on five consecutive stock exchange trading days within a period of one month prior to the exercise of the conversion privileges.

(2) The percentage amount referred to in paragraph (1) above applies to the first year after expiration of the waiting period pursuant to ss. 5 hereof and will be raised by 5% points for each further year.

(3) The Share price shall be calculated as the closing price for the Shares in the XETRA closing auction on the Frankfurt Stock Exchange.



                                      ss. 8
                                Conversion Price


(1) As provided by these terms and conditions, each conversion privilege represents the right to subscribe for one Share. The conversion price to be paid upon exercise of the conversion privilege for the subscription of one individual Share corresponds to the arithmetic average of the closing prices of the Shares in the XETRA closing auction on the Frankfurt Stock Exchange during the last five stock exchange trading days prior to the date of issuance of the Convertible Bonds, less (euro) 1.00. The conversion price will be adjusted in accordance with these terms and conditions if the Company implements certain capital measures during the time to maturity of the conversion privileges or grants further option rights or conversion privileges to its shareholders. The purpose of such adjustment is to ensure that equivalence of the conversion price as well as of the exercise hurdles is maintained even after completion of such measures and the related impact on the Share price.

(2) Effective on such date on which the Shares are initially quoted "ex subscription right" the conversion price shall be reduced pursuant to the immediately following paragraph, but in no case to less than the pro rata amount of the Share capital attributable to one Share (at least (euro) 1.00).

(3) The conversion price shall be reduced if, during the time to maturity of the

         Convertible Bonds, new Shares or warrants or Convertible Bonds with option rights or conversion privileges to Shares attached to them are issued a capital increase or if the Company disposes of its own Shares and in connection with subscription rights to any such securities are granted to the existing shareholders of the Company. The conversion price will be reduced of the ratio of

         (1) the arithmetic average of the Shares as traded "ex subscription right" on [the Neuer Markt of the Frankfurt Stock Exchange] on all days so traded and

         (2) the closing price of the Shares on the last stock exchange trading day immediately prior to the commencement of trading "ex subscription right".

(4) The Company shall, simultaneously with the publication of the offer to its existing shareholders to subscribe for any new Shares or bonds with conversion privileges or option rights attached to them, the issuance of which triggers the reduction of the conversion price, notify the Allottees in writing of the conversion price as reduced pursuant to ss. 8(3) and of the date on which the Shares are initially quoted "ex-subscription rights" on the Neuer Markt of the Frankfurt Stock Exchange, from which date onward the reduced conversion price shall be effective.

(5) As stipulated by ss. 218 AktG, in the case of a capital increase from corporate funds, an existing conditional capital is increased in the same ratio as the share capital. The conversion ratio according to ss. 2 hereof is increased in the same ratio. Fractions of Shares created as a result of the capital increase from corporate funds are not considered in the exercise of Convertible Bonds.

(6) The conversion price will not be reduced if the Company, in adopting the resolution on the issuance of new Shares or of bonds with conversion privileges or option rights attached to them or on the disposal of its own Shares also grants the Allottees a direct or indirect subscription right that corresponds to the value of the subscription right of the existing shareholders.

                                      ss. 9
                     Adjustment of the Conversion Privileges


(1) In the case of (1) a merger of the Company with and into another company, (2) a reorganization of the Company, (3) a change in the calculated nominal value of the Shares or (4) comparable measures that impair the rights of the Allottees by abolishing or changing the underlying Shares according to these terms and conditions, the Convertible Bonds are replaced by the right to purchase, at the base price, that number, respectively, of Shares, equity interests or any other interests in the Company or its legal successors that otherwise substitute the Shares of the Company whose value corresponds to the market value of the Shares of the Company on the date on which such measure is implemented. In all other respects these terms and conditions shall remain applicable without restriction.

(2)      In the case of a capital reduction by grouping of Shares (ss. 222(4)
         AktG) or by redemption of Shares (ss. 237 AktG), the conversion ratio is adjusted by multiplying it with the factor calculated by dividing the number of Shares after the capital reduction by the number of Shares before the capital reduction. Fractions of Shares created as a result of a capital reduction are not made available for exercise of the conversion privileges.

(3) Until the due exercise of the convertible bonds, the Allottees have no rights to dividends or other distributions from the Shares underlying the Convertible Bonds.



                                     ss. 10
                Exercise Procedure; Issuance of Underlying Shares


(1)      To exercise the conversion privileges, the Allottee must

         a) enter the number of conversion privileges to be exercised as well as the exercise date in the original convertible bond certificate. In addition, the exercise is to be signed by the Allottee in the original convertible bond certificate and countersigned by the Company;

         b) using the form available from the exercise agent or from a trustee (see ss. 18 hereof), if such is appointed for the purpose, deliver a written subscription declaration in duplicate to the exercise agent or to the trustee; and

         c) pay the conversion price in EURO, completely and free of costs and charges to the Company, to the Company's account indicated in the subscription declaration form.

(2) Declarations received by the exercise agent within the periods set forth in ss.ss. 5 and 6 hereof are deemed to be delivered and received on the next subsequent banking business day on which the exercise of the convertible bond is again permissible. The Allottee may revoke his/her subscription declaration only so long as receipt has not yet effectively taken place.

(3) The Shares resulting from the exercise of the conversion privileges are printed and delivered in the form provided by the Articles of Association of the Company in their respective valid version. Issuance takes place - to the extent possible and subject to receipt by the Company of payment in full of the conversion price - within ten banking business days after the subscription declaration becomes effective.

(4) In the event that the Allottee intends to sell the Shares acquired through the exercise of his/her conversion privileges immediately after such acquisition, the Company may, with a view to a smooth placement in the market, tender, in a manner that safeguards the interests of the Allottees, the Shares created from a large number of exercises in the form of a block sale to (for example) institutional investors. The Allottee shall, at the request of the Company, assist appropriately and reasonably in the smooth placement on the market.

(5) Any issuance of Shares resulting from the exercise of conversion privileges is only permitted in conformity with the terms and conditions hereof and in no case prior to payment in full of the conversion price according to ss. 8 hereof (see ss. 199(1) AktG).



                                     ss. 11
                     Dividend Entitlement of the New Shares


The Shares created through the exercise of conversion privileges - provided they are created through exercise before the beginning of the General Meeting of the Company that resolves on the allocation of balance sheet profits - are entitled to dividends from the beginning of the previous fiscal year, or, to the extent created through exercise after the beginning of General Meeting of the Company, the respective fiscal year in which they were created through such exercise.



                                     ss. 12
                    Nonassignability of the Convertible Bonds


(1)      In principle, the Convertible Bonds may not be transferred.

(2) Other methods of disposing of the Convertible Bonds, granting of subordinate equity interests or creation of a trust as well as establishment of short positions by granting to third parties the Convertible Bonds granted to the Allottee as well as comparable offsetting transactions that are economically equivalent to a sale of the Convertible Bonds are also prohibited.

(3) Any violation of paragraphs (1) and/or (2) of this ss. 12 results in forfeiture of the Convertible Bonds. To the extent that the Company or the Allottees have substantive reasons, the Management Board, in agreement with the Supervisory Board, may consent to dispositions of the Convertible Bonds in the form described in paragraphs (1) and (2) of this ss. 12.

(4) Notwithstanding paragraphs (1) and (2) of this ss. 12, the Allottee is authorized, after expiration of the two-year waiting period or after expiration of the cancellation period specified in the convertible bond certificates, to sell his/her Convertible Bonds to a credit institution to be specified by the Company.

                                     ss. 13
                                   Succession


(1) The Convertible Bonds - provided they have not been cancelled pursuant to ss. 14 hereof - may be transferred by will or the laws of descent and distribution. The heirs shall be bound by these terms and conditions.

(2) The heirs shall report their standing as heirs to the Company and must prove their legitimacy in conformity with ss. 35 GBO.



                                     ss. 14
              Vesting Period; Cancellation of the Convertible Bonds


(1) The Convertible Bonds may in principle be cancelled for a maximum period of up to four (4) years (the "Vesting Period"). Expiration of the Vesting Period in relation to the conversion privileges granted in total to the Allottee does not take place uniformly, but is divided into stages over the Vesting Period. One quarter of the Convertible Bonds becomes uncancellable each year, calculated from the beginning of the vesting period. The Vesting Period begins to run with the issuance of the convertible bonds. A different Vesting Period may be specified by the Management Board for each individual case on the basis of internal guidelines of the Company that may be formulated thereby for common application and notified to the Allottee in the offer letter. Above and beyond this, the expiration of the Vesting Period - if certificates evidencing the conversion privilege are issued - is noted in the respective certificates.

(2) The Company or second-tier enterprises currently affiliated with it or in the future may immediately cancel the conversion privileges that are still subject to the Vesting Period without compensation if the Allottee's employment has been terminated prior to expiration of the Vesting Period specified for the conversion privileges. The cancellation of conversion privileges becomes effective upon receipt of a separate written cancellation declaration by the Allottee, but not earlier than:

         a) in the case of an ordinary termination by the Allottee, upon receipt of his/her termination notice;

         b) in the case of an ordinary termination of the Allottee by the Company, upon effectiveness of such termination (termination of employment) or - in the case of the exoneration of the Allottee - on the date of such exoneration;

         c) in the case of termination by the Allottee for cause, on the date on which the ordinary termination - defined as the termination notice by the Company or by a second-tier enterprise currently affiliated with it or in the future on the date of the termination notice by the Allottee - would have become effective;

         d) in all other cases, on the date of actual termination of employment (for example, termination by rescission contract, death, [early] retirement, educational leave of absence and similar reasons).

(3) The Company or a second-tier enterprise affiliated currently with it or in the future may cancel the conversion privileges no longer subject to a Vesting Period without compensation if

         a) the Allottee has not exercised his/her conversion privileges within 12 calendar months after the cancellation according to paragraph (2) above becomes effective, or

         b) the Allottee has not exercised his/her conversion privileges within 12 months after the second-tier affiliated enterprise employing the Allottee has relinquished its affiliation with the group (equity interest less than 50% in the equity or Share capital),

         Provided such exercise would have been possible subject to the waiting period set forth in ss. 5 hereof and the exercise periods set forth in ss. 6 hereof. If an exercise of the conversion privileges according to ss.ss. 5 and 6 hereof is not possible on the effective date of the termination, the period begins when the exercise prerequisites of ss.ss. 5 and 6 hereof exist for the first time.

(4) The Management Board may, in isolated cases, choose not to cancel all or part of the conversion privileges if such cancellation seems inequitable in such isolated cases (suspension of employment because of a maternity or paternity leave of absence, general disability, [early] retirement and similar reasons). The same shall apply mutatis mutandis if the conversion privileges are intended to substitute for a severance payment that may be due upon termination of employment or officer status. In individual cases, the choice not to cancel the conversion privileges may be made contingent upon the extension of the Vesting Period by the duration of the suspension of employment (for example, due to a maternal or paternal leave of absence or an unpaid leave of absence).

(5) In the event that the employment and/or the officer status of an Allottee with the Company or with a second-tier enterprise currently affiliated with it or in the future is - irrespective of the reason - terminated, but at the same time a new employment or officer status is established with the Company or with a second-tier enterprise currently affiliated with it or in the future, the aforementioned cancellation rights shall not apply on the occasion of such termination but only relative to any termination of the new employment or new officer status.

(6) The Company has the right to cancel the conversion privileges with immediate effect if and as soon as insolvency proceedings are instituted against the assets of the Allottee, institution of insolvency proceedings is declined for insufficiency of assets or conversion privileges are attached by a creditor and the enforcement measure is not rescinded within six (6) months (with expiration of the 6-month period).

(7) For his/her part, the Allottee may cancel the conversion privilege with three-months notice as of the end of a quarter without having to give any reasons.

(8) The Company may request the return of any issued and cancelled convertible bond certificates from the Allottee or from any other possessor.



                                     ss. 15
                                      Taxes


The Allottee himself/herself shall pay all taxes that may be incurred in connection with the issuance or exercise of conversion privileges, including church taxes and solidarity surcharge. However, the Company shall deduct such taxes and charges from the Allottee's salary to the extent legally prescribed and pay them over, if appropriate in the form of wage-tax withholding, to the tax office having jurisdiction over its permanent establishment. Above and beyond this, the Company may, if necessary, make the issuance of Shares contingent upon proof of appropriate tax payments by the Allottee or upon lodging of reasonable surety. If the Allottee does not or cannot meet his/her obligations stipulated by this ss. 15 hereof, the Company has to so report to the tax office having jurisdiction over its permanent establishment.



                                     ss. 16
                                  Insider Rules


(1) The Company hereby advises each Allottee that such Allottee may be subject to insider regulations and under certain circumstances may be punishable for disregard of these regulations. In particular, insiders are prohibited from selling any Shares acquired through the exercise of conversion privileges by exploiting their knowledge of insider facts (ss. 14(1) WpHG).

(2) The Allottee hereby undertakes to acknowledge and honor any current or future internal guidelines published by the Company with respect to the prevention of insider violations. Any violation of such guidelines is a breach of the accessory obligations defined by labor law and may give rise to, possibly immediate, termination of the Allottee's employment.

                                     ss. 17
                         Reservation of Voluntary Nature


Any issuance of conversion privileges is voluntary in nature and an Allottee who has been issued conversion privileges does not, by reason of such issuance, accrue any right to receive additional conversion privileges at any point in the future.



                                     ss. 18
                                 Exercise Agent


The exercise agent is the Management Board of the Company. The Management Board empowers the Legal Department to accept subscription declarations and to handle the exercise procedure. In addition, the Company has the right to appoint a trustee (such as a bank), which in this respect assumes the tasks of the Management Board and functions as the exercise agent.



                                     ss. 19
                                  Announcements


Declarations, notices, amendments or adjustments in regard to the conversion privileges are announced to the Allottee in writing. Written announcements of legally binding nature (such as cancellation declaration, adjustment of the conversion price and similar information) are effected by personal delivery with acknowledgment of receipt or by registered letter or messenger to the address last reported by the Allottee to the Company or to the second-tier enterprise affiliated with it.



                                     ss. 20
                            Miscellaneous Provisions


(1) Should any of these terms and conditions be or become invalid or unenforceable, in part or in whole, such provision shall be replaced by such valid and enforceable provision that, in a legally permissible manner, matches as closely as possible the invalid or unenforceable provision, attaining the same or a similar economic effect. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect. The same shall apply mutatis mutandis if a loophole requiring amplification is discovered during execution of these terms and conditions.

(2) Amendments and additions to these conditions shall be in writing, unless recording by a notary is required. The foregoing sentence applies mutatis mutandis to any amendments of this ss. 20(2).

(3) The place of performance and place of jurisdiction is the registered seat of the Company.

(4) The form and content of the conversion privileges as well as the rights and obligations of the Allottees and of the Company are construed in accordance with the laws of the Federal Republic of Germany.



Martinsried/Planegg, May 20, 2003



The Management Board of

GPC Biotech AG



                                                  Duly noted:

                                                  ------------------------------
                                                  (John Richard)